UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

Buffalo Wild Wings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

119848109

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LP

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

November 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 992,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 992,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 992,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 992,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 9

This amendment No. 15 to Schedule 13D (this “Amendment No. 15”), amends and supplements the Schedule 13D filed on July 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 15, collectively, the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 15 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplementally amended as follows:

On November 27, 2017, Arby’s Restaurant Group, Inc. (“Parent”), IB Merger Sub I Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub has agreed to merge with and into the Issuer with the Issuer continuing as the surviving corporation, upon the terms and conditions set forth therein (the “Merger”). Under the terms of the Merger Agreement, upon consummation of the Merger, each Share will be converted into the right to receive $157 per Share in cash.

On November 27, 2017, as a condition to Parent’s willingness to enter into the Merger Agreement, Marcato, Marcato International and Marcato Special Opportunities Fund (collectively, the “Marcato Parties”) entered into a voting agreement (the “Voting Agreement”) with Parent.

Pursuant to the terms of the Voting Agreement, the Marcato Parties agreed to vote the Shares they beneficially own in favor of adoption and approval of the Merger Agreement and the terms thereof, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by Parent in furtherance thereof. The Marcato Parties also agreed to vote against (i) the approval of any alternative takeover proposal or the adoption of any agreement relating to any alternative takeover proposal and (ii) any amendment of the Issuer’s articles of incorporation or the Issuer’s by-laws or any other action, agreement, proposal or transaction involving the Issuer or any of its subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of any Marcato Party contained in the Voting Agreement or would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

During the term of the Voting Agreement, each Marcato Party is subject to certain restrictions, as described in the Voting Agreement, including restrictions on their or their representatives’ ability to (a) solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any alternative takeover proposal, (b) engage in any discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an alternative takeover proposal, (c) otherwise knowingly cooperate with or assist or participate in, or knowingly facilitate, any such inquiries, proposals, offers, discussions or negotiations or (d) resolve or agree to do any of the foregoing.

The Voting Agreement further provides that each Marcato Party is entering into the Voting Agreement solely in such Marcato Party’s capacity as the record holder or beneficial owner of such Marcato Party’s Shares and nothing in the Voting Agreement shall limit or restrict such Marcato Party or any affiliate thereof from taking any action in such Marcato Party’s or affiliate’s capacity as a director or officer of the Issuer or otherwise affect any action or decision by such Marcato Party or affiliate thereof in such Marcato Party’s or affiliate’s capacity as a director or officer of the Issuer.

The Voting Agreement will terminate upon the earliest to occur of (a) the consummation of the Merger, (b) the termination or amendment (in a manner adverse to the stockholders of the Issuer) of the Merger Agreement in accordance with its terms and (c) the termination of the Voting Agreement by the mutual written agreement of the parties thereto.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owner of 992,399 Shares (the “Marcato Shares”), constituting approximately 6.4% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 950,699 Shares, constituting approximately 6.1% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owner of 41,700 Shares, constituting approximately 0.3% of the Shares, each based upon 15,512,253 Shares outstanding as of October 18, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 24, 2017.

(b) Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 950,699 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 41,700 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of such Shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of the such Shares. Each of the Reporting Persons disclaims beneficial ownership of any Shares owned by Parent or any affiliate of Parent and each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with Parent or any affiliate of Parent with respect to any securities of the Issuer.

(c) There have been no transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplementally amended as follows:

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Letter, dated August 17, 2016*

Exhibit D: Presentation, dated August 25, 2016*

Exhibit E: Schedule of Transactions in Shares*

Exhibit F: Joinder Agreement*

Exhibit G: Presentation, dated October 5, 2016*

Exhibit H: Schedule of Transactions in Shares*

Exhibit I: Letter, dated October 13, 2016*

Exhibit J: Letter, dated December 6, 2016*

Exhibit K: Schedule of Transactions in Shares*

Exhibit L: Notice, dated February 6, 2017*

Exhibit M: Press Release, dated February 6, 2017*

Exhibit N: Form of Engagement and Indemnification Agreement*

Exhibit O: Schedule of Transactions in Shares*

Exhibit P: Joint Filing Agreement, dated February 16, 2017*

Exhibit Q: Press Release and Letter, dated April 20, 2017*

Exhibit R: Presentation, dated April 20, 2017*

Exhibit S: Schedule of Transactions in Shares*

Exhibit T: Schedule of Transactions in Shares*

Exhibit U: Press Release, dated June 2, 2017*

Exhibit V: Schedule of Transactions in Shares*

Exhibit W: Schedule of Transactions in Shares*

Exhibit X: Voting Agreement, dated November 27, 2017

*	Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2017

Marcato Capital Management LP◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.